Notice of Availability of Proxy Materials for
Tenet Fintech Group Inc. Annual and Special
Meeting of Shareholders

Meeting Date and Location:

When: Thursday, June 30, 2022
Where: Via live audio webcast at
at 10:00 a.m. (Eastern Time)
https://tinyurl.com/PKKAGM2022

You are receiving this notification as Tenet Fintech Group Inc. (the "Corporation") has decided to use the notice and access model for delivery of meeting materials to its shareholders and to advise that the proxy materials for the above noted shareholders' meeting are available on the Internet. This communication presents only an overview of the more complete proxy materials that are available to you on the Internet. We remind you to access and review all of the important information contained in the Management Proxy Circular and other proxy-related materials before voting.

The Management Proxy Circular and other relevant materials are available at:

https://www.meetingdocuments.com/TSXT/PKK

OR

www.sedar.com

How to obtain paper copies of the proxy materials

Shareholders may request to receive paper copies of the current meeting materials by mail at no cost. To ensure you receive the materials in advance of the voting deadline and meeting date, all requests must be received no later than June 20, 2022. If you do request the current materials, please note that another Form of Proxy or Voting Instruction Form will not be sent; please retain your current one for voting purposes.

Securityholder Meeting Notice

The resolutions to be voted on at the meeting are listed below along with the sections within the Management Proxy Circular where disclosure regarding the matter can be found.

1. Election of Directors

2. Appointment of Auditors

3. Approval and Adoption of Omnibus Incentive Plan

Voting

PLEASE NOTE - YOU CANNOT VOTE BY RETURNING THIS NOTICE.

To vote your securities you must vote using the methods reflected on your enclosed Form of Proxy or Voting Instruction Form. Your Form of Proxy or Voting Instruction Form must be received by 10:00 a.m., Eastern Standard Time, on June 28, 2022.

PLEASE VIEW THE MANAGEMENT PROXY CIRCULAR PRIOR TO VOTING

Annual and Quarterly Financial Statements delivery

• Only to Registered and Beneficial Holders who opted to receive one.